April 2, 2020

VIA EDGAR

Mr. Ronald Alper

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rayonier Inc. and Rayonier, L.P.
Registration Statement on Form S-4
File No. 333-237246 Request for Effectiveness

Dear Mr. Alper:

Reference is made to the Registration Statement on Form S-4 (File No. 333-237246) filed by Rayonier Inc. (“Rayonier”) and Rayonier, L.P. (“Opco” and together with Rayonier, the “Registrants”) with the U.S. Securities and Exchange Commission on March 17, 2020, as amended on April 2, 2020 (the “Registration Statement”).

The Registrants hereby request the Registration Statement be made effective at 4:00 p.m., Eastern Time, on April 3, 2020, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394 or DKLam@wlrk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Lam when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

RAYONIER INC.

By: /s/ Mark R. Bridwell

Name:    Mark R. Bridwell

Title:      Vice President, General Counsel and Corporate Secretary

RAYONIER, L.P.

By: Rayonier Inc., its general partner

By: /s/ Mark R. Bridwell

Name:    Mark R. Bridwell

Title:      Vice President, General Counsel and Corporate Secretary

cc:	Daemon P. Repp, Pope Resources, A Delaware Limited Partnership
David K. Lam, Wachtell, Lipton, Rosen & Katz
Robert E. Denham, Munger, Tolles & Olson LLP
Jennifer Broder, Munger, Tolles & Olson LLP
Marcus J. Williams, Buchalter, P.C.